BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

October 31, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed October 12, 2018

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 24, 2018 (the “Comment Letter”) relating to Amendment No. 7 of the Registration Statement on Form S-1 (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on October 12, 2018 respectively. They also address oral comments delivered by Bernie Nolan, Esq. to our counsel, Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A. BTCS is simultaneously filing Amendment No. 8 to the Registration Statement (the “Amendment”) with this response letter.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.	We note that you are registering an additional 55,000,000 shares of common stock underlying Series C Warrants that were issued for no consideration in October 2018. Given the number of shares being registered for resale on behalf of the selling shareholders in relation to the number of your outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Please provide us with your analysis as to why you believe this is not a primary offering such that the selling shareholders are identified as underwriters and the shares are offered at a fixed price. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response:

We have eliminated the common stock issued upon exercise of the Series C Warrants. This reduces the number of shares that we attempting to register for resale under the Amendment from 122,939,632 to 67,939,632. Based upon the table below, we respectfully submit that the offering contemplated by the Registration Statement is a valid offering by or on behalf of the selling shareholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933.

The following table sets forth the Registered Shares as set forth in Amendment# 7 and Amendment# 8 as well as the Registered Shares as a percent of BTCS’ non-affiliate public float.

	Amendment #7 (10/12/2018)	Amendment #8 (10/31/2018)
Common Shares Outstanding	372,605,986	372,605,986
Shares held by Affiliates	4,320,501	4,320,501
Common Shares in Public Float	368,285,485	368,285,485

Shares being Registered	122,939,632	67,939,632
% of Public Float	33.38%	18.45%

2.	You state that the Series C Warrants were issued for no consideration. We note, however, that the form of warrant that has been filed as an exhibit indicates that the warrants were issued “for value received.” Please reconcile, and describe the value or benefit that you received in exchange for such issuance. If you received no value or benefit, please provide a legal analysis as to whether the warrants were validly issued and fully paid under state law.

Response:

Our counsel agrees that Nevada law does not permit the issuance of warrants to the holders of an outstanding class or series except on a pro rata basis. Since the warrants were not issued on a pro rata basis, we have cancelled them pursuant to a letter agreement executed by each Series C Warrant holder. A copy of the form of response letter is filed as Exhibit 10.32. An appropriate change has been made at page 39 of the Prospectus.

Oral Comments

3.	Mr. Nolan advised Mr. Harris that the Private Placement section should have a cross reference to the audited financial statements. The disclosure has been added at page 39.

4.	Mr. Nolan noted that Amendment No. 7 had a discrepancy between the number of shares of common stock offered by selling shareholders on the cover page and the number reflected in the Selling Shareholders section of the Prospectus. The number of 67,939,632 shares on the cover page and page 63 is accurate.

5.	The opinion as to legality has been modified and now clearly covers currently outstanding shares offered by the Prospectus as well as all warrant shares offered.

In addition to conforming changes to the Prospectus resulting from the Staff’s five comments, appropriate minor updating was made throughout the Prospectus.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, BTCS’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.
Nason, Yeager, Gerson, Harris & Fumero, P.A.